Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED JUNE 24, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended May 31, 2025;
●	certain return information for all outstanding classes of shares;
●	an update to the “Prospectus Summary”; and
●	an update to “Our Portfolio”.

Public Offering Price Adjustment

On June 20, 2025, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of June 30, 2025 and will be used for the Company’s next monthly closing for subscriptions on June 30, 2025. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of May 31, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$39.92	$38.30	$36.25	$37.01
Selling Commissions, Per Share	$2.40	$1.15
Dealer Manager Fees, Per Share	$0.99	$0.67

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On June 20, 2025, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
July 25, 2025	July 28, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended May 31, 2025

On June 20, 2025, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be June 30, 2025. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of May 31, 2025 (in thousands, except per share data):

Month Ended May 31, 2025	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$159,599	$314,982	$86,332	$110,318	$564,185	$70,459	$1,305,875
Number of Outstanding Shares	3,922	8,623	2,366	3,043	15,243	1,707	34,904
Net Asset Value, Per Share	$40.70	$36.53	$36.48	$36.25	$37.01	$41.28
Net Asset Value, Per Share Prior Month	$40.46	$36.35	$36.33	$36.08	$36.83	$41.04
Increase in Net Asset Value, Per Share from Prior Month	$0.24	$0.18	$0.15	$0.17	$0.18	$0.24

The increase in the Company’s net asset value per share for each applicable share class for the month ended May 31, 2025 was primarily driven by the increases in the fair value of twelve out of sixteen of the Company’s portfolio company investments. The fair value of four of the Company’s portfolio company investments decreased during the same period. As of May 31, 2025, the Company had total assets of approximately $1.33 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through May 31, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	4.2%	12.4%	34.0%	78.7%	11.0%	114.1%	February 7, 2018 – May 31, 2025
Class FA (with sales load)	-2.6%	5.1%	25.3%	67.1%	10.0%	100.2%	February 7, 2018 – May 31, 2025
Class A (no sales load)	3.9%	11.5%	30.3%	67.0%	9.9%	96.8%	April 10, 2018 – May 31, 2025
Class A (with sales load)	-4.9%	2.0%	19.2%	52.8%	8.6%	80.1%	April 10, 2018 – May 31, 2025
Class I	3.9%	11.2%	30.0%	67.1%	10.1%	98.6%	April 10, 2018 – May 31, 2025
Class T (no sales load)	3.3%	10.1%	27.6%	60.2%	9.0%	83.1%	May 25, 2018 – May 31, 2025
Class T (with sales load)	-1.6%	4.8%	21.6%	52.6%	8.2%	74.4%	May 25, 2018 – May 31, 2025
Class D	3.7%	11.0%	29.7%	65.4%	9.4%	86.4%	June 26, 2018 – May 31, 2025
Class S (no sales load)	4.3%	12.3%	35.4%	79.4%	12.2%	80.9%	March 31, 2020 – May 31, 2025
Class S (with sales load)	0.7%	8.4%	30.7%	73.2%	11.4%	74.6%	March 31, 2020 – May 31, 2025

(1) For the period from January 1, 2025 through May 31, 2025.

(2) For the period from June 1, 2024 through May 31, 2025.

(3) For the period from June 1, 2022 through May 31, 2025.

(4) For the period from June 1, 2020 through May 31, 2025.

(5) For the period from the date the first share was issued for each respective share class through May 31, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the five months ended May 31, 2025, sources of declared distributions on a GAAP basis were as follows:

	Five Months Ended May 31, 2025
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$7,701	44.4%
Distributions in excess of net investment income[2]	9,662	55.6%
Total distributions declared	$17,363	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Five Months Ended May 31, 2025
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$1,948	22.5%
Expense support (reimbursement)	5,753	66.4%
Net investment income	$7,701	88.9%
Cash distributions net of distributions reinvested in excess of net investment income[2]	957	11.1%
Cash distributions declared net of distributions reinvested[3]	$8,658	100.0%

[1]	Net investment income includes expense support, net due from the Manager and Sub-Manager of $5,753 for the five months ended May 31, 2025.
[2]	Consists of distributions made from offering proceeds for the period presented.
[3]	For the five months ended May 31, 2025, excludes $8,705 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Prospectus Summary

The following disclosure amends and restates the first paragraph in the sixth row of the table entitled “Total Return incentive fee on income to the Manager” under the second column entitled “Method of Computation” contained in the section “Prospectus Summary — Q: What are the fees that we pay to the Manager, the Sub-Manager, their respective affiliates and the Managing Dealer in connection with this offering?” which appears on page 11 of the Prospectus and contained in the section “Compensation of the Manager, the Sub-Manager, and the Managing Dealer” which appears on page 137 of the Prospectus as well as the first paragraph under “Management Agreement — Total Return Incentive Fee” under the section entitled “Management” and which appears on page 122 of the Prospectus.

The total return incentive fee is based on the Total Return to Shareholders for each share class in any calendar year, payable annually in arrears. We will accrue (but not pay) the total return incentive fee on a monthly basis, to the extent that it is earned on an annual basis, and will perform a final reconciliation at completion of each calendar year and the total return incentive fee shall be due and payable to the Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

Our Portfolio

The following disclosure supplements the Prospectus by adding a new subsection entitled “International Franchise Professionals Group” under the section “Our Portfolio” which first appears on page 98 of the Prospectus.

International Franchise Professionals Group

Overview. On June 23, 2025, we, through our wholly-owned subsidiary, IFPG Strategic Capital EquityCo, LLC acquired an approximately 91% indirect equity ownership interest in International Franchise Professionals Group (“IFPG”). Our total investment of approximately $113.5 million in IFPG is comprised of an indirect common equity investment of $90.5 million and a concurrent debt investment of $23.0 million made through our wholly-owned subsidiary, IFPG Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by IFPG. In connection with the acquisition of IFPG, the Company borrowed approximately $30 million under its revolving Line of Credit. At the closing of the transaction, the remaining IFPG equity is owned by the founder, Don Daszkowski, and other members of the management team.

Company Overview. IFPG is a membership-based organization serving more than 1,300 franchise professionals. As one of the largest member networks and marketplaces dedicated to the franchise industry, IFPG’s customer community is made up of franchisors, franchise consultants and vendors who help potential candidates through the process of identifying and investing in a franchise business. Nationally-recognized franchise companies have chosen IFPG and its members to represent their brands, and hundreds of experienced franchise consultants have chosen IFPG to power their businesses helping aspiring entrepreneurs realize their dreams of business ownership. Established in 2012, IFPG is headquartered in Parlin, NJ and serves its customers across the U.S.

Investment Highlights. We believe that IFPG’s expertise and critical positioning within the franchise development lifecycle enable growth for all its members. We believe IFPG’s operating history and value proposition to its customers contribute to its economic resiliency. Over the period from December 31, 2019, through December 31, 2024, IFPG has achieved a compound annual revenue growth rate of approximately 41% primarily driven by consistent revenue growth with its recurring membership base, securing new customers and expansion of service offerings. We believe that IFPG has an attractive financial profile driven by the recurring revenue of its monthly membership fees, strong EBITDA margins and the potential for high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for IFPG: (i) proactively expanding the pool of high-quality franchisors and consultants enhancing the network effects of the marketplace, (ii) rolling out and increasing engagement with additional IFPG services, (iii) continuing to drive value in IFPG’s events segment, and (iv) evaluating acquisition of strategic, complementary targets.

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